SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20546

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

LASER MORTGAGE MANAGEMENT, INC.
(Exact name of registrant as specified in its restated certificate of incorporation)

Delaware (State or other jurisdiction of incorporation or organization)	22-3535916 (I.R.S. Employer Identification No.)

c\o Mariner Mortgage Management, L.L.C
780 Third Avenue, 16th Floor
New York, NY 10017
(Address of principal executive offices)
(Zip Code)

(212) 758-2024
(Registrant's telephone number, including area code)

If this form relates to the registration of a class
of securities pursuant to Section 12(b) of the Exchange Act
and is effective pursuant to General Instruction A.(c),
please check the following box. [x]	If this form relates to the registration of a class of
securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

          Securities Act registration statement file number to which this form relates: 333-35673

          Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered:	Name of each Exchange on Which Each Class is to be Registered:

Common Stock, $0.001 par value per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Explanatory Note

          LASER Mortgage Management, Inc. (the "Registrant") was incorporated in Delaware on May 1, 2001, as a wholly-owned subsidiary of LASER Mortgage Management, Inc., a Maryland corporation ("LASER Maryland"). On July 27, 2001, the stockholders of LASER Maryland, at the annual meeting, approved the reincorporation of LASER Maryland in Delaware (the "Reincorporation"), through the merger of LASER Maryland with and into the Registrant. On July 31, 2001, LASER Maryland completed the Reincorporation by merging with and into the Registrant. As of the effective date of the Reincorporation, LASER Maryland ceased to exist. The Registrant was the surviving corporation in the Reincorporation. On August 3, 2001, the Registrant filed a certificate of dissolution with the Secretary of State of the State of Delaware, and upon such filing, the Registrant is deemed to be dissolved under Delaware law, except as may be required to wind-up its business and affairs. The Registrant has commenced liquidating its remaining assets, while satisfying or making reasonable provision for its remaining obligations.

          The common stock of the Registrant issued pursuant to the Reincorporation is deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g-3(a) and (f) of such Act.

          In connection with the Reincorporation, the Registrant hereby amends Items 1 and 2 of the Registrant’s Form 8-A dated November 3, 1997, as amended to date, to read in their entirety as follows.

          Item 1. Description of Registrant's Securities to be Registered.

          General

          The Registrant's restated certificate of incorporation provides that the total number of shares of stock that the Registrant shall have authority to issue is twenty five million (25,000,000) shares, of which five million (5,000,000) shares of the par value of $0.01 per share shall be preferred stock and twenty million (20,000,000) shares of the par value of $0.001 per share shall be common stock.

          Common Stock

          As of September 20, 2001, 14,038,983 shares of common stock were outstanding.

          All outstanding shares of common stock are fully paid and non-assessable. Each share of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available for that purpose. Upon liquidation, subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to a pro rata share in any distribution to stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

           The Registrant's outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "LMM." It is likely that the Registrant will not be able to maintain compliance with the New York Stock Exchange's listing requirements or that the NYSE will take action to delist the Registrant's common stock. If the Registrant's common stock is delisted from the NYSE, trading, if any, would thereafter be conducted on the over-the-counter market in the so-called "pink sheets" or on the "Electronic Bulletin Board" of the National Association of Securities Dealers, Inc.

          Preferred Stock

           No shares of preferred stock are currently outstanding and the Registrant has no current plans to issue preferred stock.

          The Registrant’s board of directors is authorized, without approval of its stockholders, to cause shares of preferred stock to be issued from time to time in one or more series. The board of directors may fix the voting rights, designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions of the shares of each series.

Anti-Takeover Effects of the Registrant's Restated Certificate of Incorporation and Bylaws and Delaware Law Repurchase of Shares and Restrictions on Transfer

          Two of the requirements of qualification for the tax benefits afforded by the real estate investment trust ("REIT") provisions of the Internal Revenue Code (the "Code") are that (i) during the last half of each taxable year not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals (the "5/50 Rule") and (ii) there must be at least 100 stockholders during 335 days of each taxable year of 12 months.

          So that the Registrant may meet these requirements at all times, the restated certificate of incorporation prohibits any person from acquiring or holding, directly or indirectly, shares of common stock in excess of 9.8% in value of the aggregate of the outstanding shares of common stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of common stock of the Registrant. For this purpose, the term "ownership" is defined in accordance with the REIT provisions of the Code and the constructive ownership provisions of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code.

          For purposes of the 5/50 Rule, the constructive ownership provisions applicable under Section 544 of the Code attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, attribute ownership of securities owned by family members and partners to other members of the same family, treat securities with respect to which a person has an option to purchase as actually owned by that person, and set forth rules as to when securities constructively owned by a person are considered to be actually owned for the application of such attribution provisions (i.e. "reattribution"). Thus, for purposes of determining whether a person holds shares of common stock in violation of the ownership limitation set forth in the restated certificate of incorporation, many types of entities may own directly more than the 9.8% limit because such entities’ shares are attributed to its individual stockholders. On the other hand, a person will be treated as owning not only shares of common stock actually or beneficially owned, but also any shares of common stock attributed to such person under the attribution rules described above. Accordingly, under certain circumstances, shares of common stock owned by a person who individually owns less that 9.8% of the shares outstanding nevertheless may be in violation of the ownership limitations set forth in the restated certificate of incorporation. Ownership of shares of the Registrant’s common stock through such attribution is generally referred to as constructive ownership. The 100 stockholder test is determined by actual, and not constructive, ownership.

          The restated certificate of incorporation further provides that any transfer of shares of common stock that would result in disqualification of the Registrant as a REIT or that would (a) create a direct or constructive ownership of shares of stock in excess of the ownership limit, or (b) result in the shares of stock being beneficially owned (within the meaning Section 856(a) of the Code) by fewer than 100 persons (determined without reference to any rules of attribution), or (c) result in the Registrant being "closely held" within meaning of Section 856(h) of the Code, will be null and void, and the intended transferee (the "purported transferee") will acquire no rights to such shares. Any purported transfer of shares that would result in a person owning (directly or constructively) shares in excess of the ownership limit (except as otherwise waived by the board of directors) due to the unenforceability of the transfer restrictions set forth above will constitute "Excess Securities." Excess Securities will automatically be deemed to have been transferred by operation of law to a trust to be established by the Registrant for the exclusive benefit of a charitable organization, until such a time as the trustee of the trust, which shall be appointed by the Registrant and which is not affiliated with any of the Registrant, the charitable organization or the purported transferee, retransfers the Excess Securities. Subject to the ownership limit, Excess Securities may be sold by the trust to any person (if such transfer would not result in Excess Securities). Upon such sale, the purported transferee shall receive the lesser of (1) the price paid by the purported transferee, or if no value was given, the fair market value of the Excess Securities on the date of the purported transfer and (2) the price per share received by the trustee from the sale of the Excess Securities. Any net sale proceeds in excess of the amount payable to the purported transferee shall be paid to the charitable beneficiary.

          Subject to certain limitations, the board of directors may increase or decrease the ownership limit. In addition, to the extent consistent with the REIT provisions of the Code, the board of directors has the right, in its sole discretion, pursuant to the Registrant’s restated certificate of incorporation to waive the ownership limit for, and at the request of, a purchaser of the common stock. In connection with any such waiver, the Registrant may require that the stockholder requesting such waiver enter into an agreement with the Registrant providing for the repurchase by the Registrant of shares from the stockholder under certain circumstances to ensure compliance with the REIT provisions of the Code. Such repurchase would be at fair market value as set forth in the agreement between the Registrant and such stockholder. The consideration received by the stockholder in such repurchase might be characterized as the receipt by the stockholder of a dividend from the Registrant, and any stockholder entering into such agreement with the Registrant should consult its tax advisor in connection with its entering into such agreement.

          The board of directors has waived the ownership limit for the following existing stockholders: Highfields Capital Ltd., Ellington Management Group, L.L.C., and Kingdon Capital Management L.L.C. (the "Funds"). Any subsequent transferee of the shares held by the Funds and their affiliates will be subject to the ownership limit, unless specifically exempted by the Registrant’s board of directors.

          Every owner of more than five percent (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of the Registrant’s stock, within 30 days after the end of each taxable year, is required by the Registrant’s restated certificate of incorporation to give written notice to the Registrant stating the name and address of such owner, the number of shares of each class and series of stock of the Registrant beneficially owned and a description of the manner in which such shares are held. Each such owner shall provide to the Registrant such additional information as the Registrant may request in order to determine the effect, if any, of such beneficial ownership on the Registrant’s status as a REIT and to ensure compliance with the ownership limitations.

          The provisions described above may inhibit market activity and the resulting opportunity for the holders of the Registrant’s common stock to receive a premium for their shares that might otherwise exist in the absence of such provisions. Such provisions also may make the Registrant an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of common stock.

          Classified Board of Directors

          The directors of the Registrant shall be divided into three classes as follows: (1) the term of office of Class I shall be until the 2004 annual meeting of stockholders and until their successors shall be elected and have qualified and thereafter shall be for three years and until their successors shall be elected and have qualified; (2) the term of office of Class II shall be until the 2002 annual meeting of stockholders and until their successors shall be elected and have qualified and thereafter shall be for three years and until their successors shall be elected and have qualified; and (3) the term of office of Class III shall be until the 2003 annual meeting of stockholders and until their successors shall be elected and have qualified and thereafter shall be for three years and until their successors shall be elected and have qualified. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. A director elected by stockholders shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

          Number of Directors, Removal, Filling Vacancies

          Registrant's restated certificate of incorporation and bylaws provide that the number of directors will be five, a majority of whom will at all times be independent directors, and may be changed by a majority of the entire board of directors. In addition, the bylaws provide that, unless the board of directors otherwise determines, any vacancies may be filled by a majority of the remaining directors, though less than a quorum, except vacancies created by the increase in the number of directors, which may only be filled by a majority of the entire board of directors. Accordingly, the board of directors could temporarily prevent any stockholder from enlarging the board of directors and filling the new directorship with such stockholder’s own nominees. The restated certificate of incorporation provides that, subject to the rights of any class or series separately to elect one or more directors, directors may be removed only for cause upon the affirmative vote of a majority of holders of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

          Advance Notice Requirements for Stockholder Proposals and Directors Nominations

          For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Registrant. To be timely, a stockholder’s notice shall be delivered to the Secretary, at the principal executive offices of the Registrant not less than sixty (60) days nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the stockholders to be timely must be so delivered not earlier than the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such stockholder’s notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Registrant’s books, and of such beneficial owner and (ii) the class and number of shares of the Registrant which are owned beneficially and of record by such stockholder and such beneficial owner.

          Notwithstanding the above, in the event that the number of directors to be elected to the board of directors of the Registrant is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by the Registrant at least seventy (70) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive offices of the Registrant not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Registrant.

          Limitation on Liability of Directors. The Registrant's restated certificate of incorporation provides that no director shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except as required by law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director's duty of loyalty to Registrant or its stockholders,

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporate Law, and

•	any transaction from which the director derived an improper personal benefit.

The Registrant's restated certificate of incorporation and bylaws provide that, to the fullest extent permitted by law, the Registrant will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was an officer or director of the Registrant, or served at the request of the Registrant for any other enterprise as an officer or director. The Registrant will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. No indemnification shall be made if such person is adjudged to be liable to the Registrant unless and only to the extent that the court in which such suit or action was brought, shall determine, upon application, that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

          Delaware Business Combination Statute

          The Registrant is subject to Section 203 of the Delaware General Registrant Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. Because certain of the Registrant's stockholders owned more than 15% of the Registrant's voting stock at the time of the merger and because the merger was approved in advance by the board of directors of the Registrant, Section 203 by its terms is currently not applicable to business combinations with these stockholders even though these stockholders each own more than 15% of the Registrant's outstanding stock. If any other person acquires 15% or more of the Registrant's outstanding stock, that person will be subject to the provisions of Section 203.

          Item 2. Exhibits

          The following exhibits are incorporated by reference herein from the Registrant’s Quarterly Report on Form 10-Q filed on August 14, 2001 with the Securities and Exchange Commission:

1.	Restated Certificate of Incorporation of LASER Mortgage Management, Inc., a Delaware corporation.

2.	Bylaws of LASER Mortgage Management, Inc., a Delaware corporation.

SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 21, 2001	LASER MORTGAGE MANAGEMENT, INC. By: /s/ Charles R. Howe, II Charles R. Howe, II Chief Financial Officer (principal accounting officer) (authorized officer of registrant)